SADIA S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. SECTION 200.83

April 13, 2007

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sadia S.A.

Form 20-F for Fiscal Year Ended December 31, 2005

Form 6-K filed February 2, 2007

File No. 1-15184

Dear Ms. Blye:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated March 30, 2007, regarding the Annual Report on Form 20-F of Sadia S.A. (the “Company”) for the fiscal year ended December 31, 2006 (the “Annual Report”) and on Form 6-K filed February 2, 2007.

The Staff has requested supplemental information concerning the Company’s contacts with countries that have been identified as state sponsors of terrorism.

We have appended a schedule that describes in terms of sales volume by metric ton and Dollar amount sales by the Company to each of Cuba, Iran, Sudan and North Korea of chicken meat, turkey meat, pork, poultry meat and red meats during calendar years 2005 and 2006.  The table also expresses the percentage that the Company’s sale to such countries represents of the Company’s total export sales during the relevant year.  These sales are opportunistic market transactions; the Company has, and has had, no operations in these countries.  None of these sales are material in amount.  We believe they do not constitute a material investment risk to our security holders.  Given the immaterial volumes sold, we believe that these sales do not bear on the qualitative character of an investment in the Company’s securities, including upon our reputation and share value.

We would be pleased to discuss this matter further with you and to provide you with any supplemental information that you require.

*******

We hereby acknowledge that:

1.             the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2113-3465 if you have any questions about this response letter

Very truly yours,

SADIA S.A.

By	/s/ WELSON TEIXEIRA JUNIOR
Name:	Welson Teixeira Junior
Title:	Investor Relations Officer

CC:     Roger Schwall, Division of Corporation Finance
Jack Guggenheim, Division of Corporation Finance
Ross Kaufman, Greenberg Traurig, LLP

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Jan-Dec 2005 in 1000*USD FOB	Jan-Dec 2005 in volume (mt)

SADIA EXPORTS R$

Chicken Meat	Sadia	% of Sadia Total Exports	Chicken Meat	Sadia
Cuba	*	*	Cuba	*
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Turkey Meat	Sadia		Turkey Meat	Sadia
Cuba	*	*	Cuba	†*
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Pork	Sadia		Pork	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

FPP	Sadia		FPP	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Beef	Sadia		Beef	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Sources:

Sadia

Jan-Dec 2006 in 1000*USD FOB	Jan-Dec 2006 in volume (mt)

SADIA EXPORTS R$

Chicken Meat	Sadia	% of Sadia Total Exports	Chicken Meat	Sadia
Cuba	*	*	Cuba	*
Iran	*	*	Iran	*
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Turkey Meat	Sadia		Turkey Meat	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Pork	Sadia		Pork	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

FPP	Sadia		FPP	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Beef	Sadia		Beef	Sadia
Cuba	0	0.00%	Cuba	0
Iran	0	0.00%	Iran	0
Sudan	0	0.00%	Sudan	0
North Korea	0	0.00%	North Korea	0

Sources:

Sadia

* = Identifies confidential information omitted

†   *